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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                   ZiLog, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   989524-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 3, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   989524-20-2
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bond Street Capital, L.L.C. - IRS EIN 22-3661275

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]
3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    0

6.  SHARED VOTING POWER

    4,435,000

7.  SOLE DISPOSITIVE POWER

    0

8.  SHARED DISPOSITIVE POWER

    4,435,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO, IA

--------------------------------------------------------------------------------

CUSIP No.   989524-20-2
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sam S. Kim

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    0

6.  SHARED VOTING POWER

    4,435,000

7.  SOLE DISPOSITIVE POWER

    0

8.  SHARED DISPOSITIVE POWER

    4,435,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN, HC

--------------------------------------------------------------------------------

CUSIP No.   989524-20-2
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    UBS Willow Management, L.L.C. - IRS EIN 13-4101847

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    0

6.  SHARED VOTING POWER

    4,435,000

7.  SOLE DISPOSITIVE POWER

    0

8.  SHARED DISPOSITIVE POWER

    4,435,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO, IA

--------------------------------------------------------------------------------

CUSIP No.   989524-20-2
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    UBS Fund Advisor, L.L.C. - IRS EIN 13-3908974

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    0

6.  SHARED VOTING POWER

    4,435,000

7.  SOLE DISPOSITIVE POWER

    0

8.  SHARED DISPOSITIVE POWER

    4,435,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO, IA

--------------------------------------------------------------------------------

CUSIP No.   989524-20-2
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    PW Alternative Asset Management, Inc. - IRS EIN 22-3548366

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    0

6.  SHARED VOTING POWER

    4,435,000

7.  SOLE DISPOSITIVE POWER

    0

8.  SHARED DISPOSITIVE POWER

    4,435,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO, HC

--------------------------------------------------------------------------------

CUSIP No.   989524-20-2
            ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    UBS Willow Fund, L.L.C. - IRS EIN 13-4101846

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    0

6.  SHARED VOTING POWER

    4,435,000

7.  SOLE DISPOSITIVE POWER

    0

8.  SHARED DISPOSITIVE POWER

    4,435,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO, IV

--------------------------------------------------------------------------------

CUSIP No.   989524-20-2
            ---------------------

Bond Street Capital, L.L.C., Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C., PW Alternative Asset Management, Inc. and UBS Willow Fund, L.L.C. (collectively, the "Reporting Persons") may be deemed to have beneficial ownership of 4,435,000 Shares.

UBS Willow Management, L.L.C. serves as investment adviser to the UBS Willow Fund, L.L.C. (the "Fund"), record owner of the Shares. UBS Willow Management, L.L.C. is responsible for the investment and reinvestment of the assets of the Fund. UBS Willow Management, L.L.C. is a joint venture between UBS Fund Advisor, L.L.C. and Bond Street Capital, L.L.C. UBS Fund Advisor, L.L.C. is the managing member of UBS Willow Management, L.L.C. Sam S. Kim is the managing member and controlling principal of Bond Street Capital, L.L.C. Bond Street Capital, L.L.C. manages the Fund's investment portfolio on behalf of UBS Willow Management, L.L.C. under oversight of UBS Fund Advisor, L.L.C. UBS Fund Advisor, L.L.C. is a wholly owned direct subsidiary of PW Alternative Asset Management, Inc., which in turn is a wholly owned indirect subsidiary of UBS AG.

The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.


Item 1(a). Name of Issuer:

           ZiLog, Inc.
           ---------------------------------------------------------------------

      (b). Address of Issuer's Principal Executive Offices:

           532 Race Street
           San Jose, California 95126
           ---------------------------------------------------------------------


Item 2(a). Name of Person Filing:

           Bond Street Capital, L.L.C.
           Sam S. Kim
           UBS Willow Management, L.L.C.
           UBS Fund Advisor, L.L.C.
           PW Alternative Asset Management, Inc.
           UBS Willow Fund, L.L.C.
           ---------------------------------------------------------------------

      (b). Address of Principal Business Office, or if None, Residence:

           The principal office of Bond Street Capital and Sam S. Kim is:

                700 Palisade Avenue
                Englewood Cliffs, New Jesery 07632

           The principal office of UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C., PW Alternative Asset Management, Inc. and UBS Willow Fund, L.L.C. is:

                1285 Avenue of the Americas
                New York, NY 10016

           ---------------------------------------------------------------------

      (c). Citizenship:

           Bond Street Capital, L.L.C.           -- Delaware
           Sam S. Kim                            -- USA UBS
           Willow Management, L.L.C.             -- Delaware
           UBS Fund Advisor, L.L.C.              -- Delaware
           PW Alternative Asset Management, Inc. -- Delaware
           UBS Willow L.L.C.                     -- Delaware

           ---------------------------------------------------------------------

      (d). Title of Class of Securities:

           Common Stock, $0.01 par value
           ---------------------------------------------------------------------

      (e). CUSIP Number:

           989524-20-2
           ---------------------------------------------------------------------


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

      (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

      (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

      (d) [X] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [X] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

      (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

      (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  [_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount beneficially owned:

           Bond Street Capital, L.L.C.           -- 4,435,000
           Sam S. Kim                            -- 4,435,000
           UBS Willow Management, L.L.C.         -- 4,435,000
           UBS Fund Advisor, L.L.C.              -- 4,435,000
           PW Alternative Asset Management, Inc. -- 4,435,000
           UBS Willow L.L.C.                     -- 4,435,000

           ---------------------------------------------------------------------

      (b)  Percent of class:

           Bond Street Capital, L.L.C.             -- 15.0%
           Sam S. Kim                              -- 15.0%
           UBS Fund Advisor, L.L.C.                -- 15.0%
           UBS Willow Management, L.L.C.           -- 15.0%
           PW Alternative Asset Management, L.L.C. -- 15.0%
           UBS Willow L.L.C.                       -- 15.0%
           ---------------------------------------------------------------------

      (c)  Number of shares as to which the person has:

      Bond Street Capital, L.L.C.
      ---------------------------

           (i)   Sole power to vote or to direct the vote                0
                                                           -------------------,


           (ii)  Shared power to vote or to direct the vote      4,435,000
                                                           -------------------,


           (iii) Sole power to dispose or to direct the                  0
                 disposition of                            -------------------,


           (iv)  Shared power to dispose or to direct the        4,435,000
                 disposition of                            -------------------.


      Sam S. Kim
      ----------

           (i)   Sole power to vote or to direct the vote                0
                                                           -------------------,


           (ii)  Shared power to vote or to direct the vote      4,435,000
                                                           -------------------,


           (iii) Sole power to dispose or to direct the                  0
                 disposition of                            -------------------,


           (iv)  Shared power to dispose or to direct the        4,435,000
                 disposition of                            -------------------.


      UBS Willow Management, L.L.C.
      -----------------------------

           (i)   Sole power to vote or to direct the vote                0
                                                           -------------------,


           (ii)  Shared power to vote or to direct the vote      4,435,000
                                                           -------------------,


           (iii) Sole power to dispose or to direct the                  0
                 disposition of                            -------------------,


           (iv)  Shared power to dispose or to direct the        4,435,000
                 disposition of                            -------------------.


      UBS Fund Advisor, L.L.C.
      ------------------------

           (i)   Sole power to vote or to direct the vote                0
                                                           -------------------,


           (ii)  Shared power to vote or to direct the vote      4,435,000
                                                           -------------------,


           (iii) Sole power to dispose or to direct the                  0
                 disposition of                            -------------------,


           (iv)  Shared power to dispose or to direct the        4,435,000
                 disposition of                            -------------------.


      PW Alternative Asset Management, Inc.
      -------------------------------------

           (i)   Sole power to vote or to direct the vote                0
                                                           -------------------,


           (ii)  Shared power to vote or to direct the vote      4,435,000
                                                           -------------------,


           (iii) Sole power to dispose or to direct the                  0
                 disposition of                            -------------------,


           (iv)  Shared power to dispose or to direct the        4,435,000
                 disposition of                            -------------------.


      UBS Willow Fund, L.L.C.
      -----------------------

           (i)   Sole power to vote or to direct the vote                0
                                                           -------------------,


           (ii)  Shared power to vote or to direct the vote      4,435,000
                                                           -------------------,


           (iii) Sole power to dispose or to direct the                  0
                 disposition of                            -------------------,


           (iv)  Shared power to dispose or to direct the        4,435,000
                 disposition of                            -------------------.



Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

           N/A
           ---------------------------------------------------------------------


Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

           N/A
           ---------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           N/A
           ---------------------------------------------------------------------


Item 8.    Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

           N/A
           ---------------------------------------------------------------------


Item 9.    Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

           N/A
           ---------------------------------------------------------------------

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2003
                                         Bond Street Capital, L.L.C.**
                                         By: /s/ Sam S. Kim
                                             --------------
                                         Name: Sam S. Kim
                                         Title: Managing Member


                                         UBS Willow Fund, L.L.C.**


                                         By: /s/Michael Mascis
                                             -----------------
                                         Name: Michael Mascis
                                         Title: Authorized Person

                                         /s/ Sam S. Kim**
                                         ----------------
                                             Sam S. Kim



           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 9, 2003

                                         UBS Willow Management, L.L.C.**

                                         By:  /s/ Michael Mascis
                                              ------------------
                                         Name: Michael Mascis
                                         Title: Authorized Person


                                         UBS Fund Advisor, L.L.C.**
                                         By: /s/ Michael Mascis
                                             ------------------
                                         Name: Michael Mascis
                                         Title: Authorized Person


                                         PW Alternative Asset Management, Inc.**
                                         By:  /s/ Michael Mascis
                                              ------------------
                                         Name: Michael Mascis
                                         Title:  Vice President

** The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
---------
                                    AGREEMENT
                                    ---------

         The undersigned agree that this Schedule 13G dated July 9, 2003 relating to the Common Stock, $0.01 par value of ZiLog Inc. shall be filed on behalf of the undersigned.

                                         Bond Street Capital, L.L.C.

                                         By:  /s/  Sam Kim
                                              ------------------
                                         Name: Sam Kim
                                         Title: Managing Member


                                         /s/  Sam Kim
                                         ------------
                                         Sam Kim


                                         UBS Willow Management, L.L.C.
                                         By: /s/ Michael Mascis
                                             ------------------
                                         Name: Michael Mascis
                                         Title: Authorized Person


                                         UBS Fund Advisor, L.L.C.
                                         By: /s/ Michael Mascis
                                             ------------------
                                         Name: Michael Mascis
                                         Title: Authorized Person


                                          PW Alternative Asset Management, Inc.
                                          By:  /s/ Michael Mascis
                                               ------------------
                                          Name: Michael Mascis
                                          Title:  Vice President


                                          UBS Willow Fund, L.L.C.

                                          By:  /s/ Michael Mascis
                                               ------------------
                                          Name: Michael Mascis
                                          Title: Authorized Person

03788.0001 #414971